Filed by General Motors Corporation
Subject Company — General Motors Corporation
and Hughes Electronics Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission file No.: 001-00143

2003 First Quarter Results In the presentation that follows and in related comments by General Motors management, our use of the words "expect", "anticipate", "estimate", "forecast", "objective", "plan", "goal", "project" and similar expressions is intended to identify forward looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important factors that are described in GM's most recent report on SEC Form 10-K which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K. Such factors include, among others, the following: changes in economic conditions, currency exchange rates or political stability; shortages of fuel, labor strikes or work stoppages; market acceptance of the corporation's new products; significant changes in the competitive environment; changes in laws, regulations and tax rates; and, the ability of the corporation to achieve reductions in cost and employment levels to realize production efficiencies and implement capital expenditures at levels and times planned by management. GM is recording the remarks and visuals presented today which are copyrighted by GM and may not be reproduced, transcribed, or distributed in any way without the express written consent of General Motors. Therefore, this conference may not be recorded by attendees. We consider your participation to constitute your consent to being recorded today. Additionally, per Regulation G, supplemental financial disclosure is included which provides a quantitative reconciliation of non-GAAP financial disclosures addressed in the context of the following chart set to GM's GAAP financial results and provides definition around non-GAAP terminology addressed.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available. GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2002 annual meeting of shareholders filed with the SEC and available free of charge at the SEC's website at www.sec.gov. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2002 annual meeting: Jack A. Shaw Chief Executive Officer, Hughes Roxanne S. Austin Executive VP, Hughes; President and COO, DIRECTV Patrick T. Doyle Corporate VP and Treasurer, Hughes Michael J. Gaines Corporate VP and CFO, Hughes Sandra A. Harrison Senior VP, Hughes Eddy W. Hartenstein Senior Executive VP, Hughes; Chairman, DIRECTV Larry D. Hunter Senior VP and General Counsel Mr. Shaw beneficially owns 4,084 shares of GM $1-2/3 common stock and 2,244,987 shares of GM Class H common stock. Ms. Austin beneficially owns 3,293 shares of GM $1-2/3 common stock and 1,632,071 shares of GM Class H common stock. Mr. Doyle beneficially owns 746 shares of GM $1-2/3 common stock and 511,149 shares of GM Class H common stock. Mr. Gaines beneficially owns 482 shares of GM $1-2/3 common stock and 298,745 shares of GM Class H common stock. Ms. Harrison beneficially owns 1,632 shares of GM $1-2/3 common stock and 916,136 shares of GM Class H common stock. Mr. Hartenstein beneficially owns 3,036 shares of GM $1-2/3 common stock and 1,962,614 shares of GM Class H common stock. Mr. Hunter beneficially owns 0 shares of GM $1-2/3 common stock and 485,130 shares of GM Class H common stock. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of April 9, 2003. In addition, each of Mr. Shaw, Ms. Austin, Mr. Doyle, Mr. Gaines, Ms. Harrison, Mr. Hartenstein and Mr. Hunter holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of April 9, 2003. Each of Mr. Shaw, Ms. Austin, Mr. Doyle, Mr. Gaines, Ms. Harrison, Mr. Hartenstein and Mr. Hunter has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control. Investors may obtain additional information regarding the interests of the participants by reading the prospectuses and proxy/solicitation statements if and when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward- looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

First Quarter Highlights Financial and operational performance $1.84 EPS, $1,032 million Net Income, $46.3 billion Revenue Improvement in net income of 30%, net revenue of 5% from Q1'02 $2.71 EPS, $1.5 billion Net Income including Hughes & sale of GM Defense GMAC posts record Q1 net income Improved net liquidity position Market share / sales U.S. market share of 26.6%, down 1.6 p.p. GMNA net pricing unfavorable; vehicle revenue / unit flat Improved market share in Europe & LAAM 2 * EPS, net income & revenue exclude Hughes & special items; see Supplemental Chart 1 for reconciliation to GAAP figures *

First Quarter Adjustments to Income

	GM Excluding Hughes	Hughes	Total GM
	- - - - - - - - - - $ Millions - - - - - - - - - -		
Reported Net Income	1,537	(54)	1,483
Special Items (after-tax)			
Gain on Sale of GM Defense	505	-	505
Adjusted Net Income	**1,032**	(54)	978
Reported EPS	$2.74	($0.03)	$2.71
Adjusted EPS	**$1.84**	($0.03)	$1.81
Memo:			
2002 Q1 Adjusted Net Income	**791**	(146)	645
2002 Q1 Adjusted E.P.S.	**$1.39**	($0.10)	$1.29

3

First Quarter Adjustments to Income 3

First Quarter Adjusted Results

	2002	2003	2003 O/(U) 2002
	$ Millions		
GMNA	$654	$548	($106)
GME	(125)	(65)	60
GMLAAM	(40)	(12)	28
GMAP	7	75	68
Total Automotive	496	546	50
GMAC	439	699	260
Corporate Other	(144)	(213)	(69)
Net Income Excl. Hughes	**791**	**1,032**	**241**
Hughes	(146)	(54)	92
Net Income Incl. Hughes	$ 645	$ 978	$333
Worldwide Production (000)	2,005	2,146	141
Global Market Share	14.5%	13.6%	(0.9) p.p.

4

First Quarter Adjusted Results 4 Refer to Supplemental Chart 1 for reconciliation to GAAP figures

North America
First Quarter Adjusted Results

	2002	2003	2003 O/(U) 2002
	--------	$ Millions	--------
Pretax Income	$938	$739	($199)
Income Taxes	(272)	(191)	81
Equity Earnings/ Minority Interest	(12)	0	12
Net Income	$654	$548	($106)
Net Margin	2.2%	1.8%	(0.4)p.p.
Production Volume (000)	1,353	1,451	98
Market Share - U.S.	28.2%	26.6%	(1.6)p.p.
- North America	28.0%	26.1%	(1.9)p.p.
U.S. Inventory Level (000)	1,001	1,265	264

5

North America First Quarter Adjusted Results 5

GMNA Vehicle Revenue Per Unit

$20,000
$19,500
$19,000
$18,500
$18,000
$17,500
$17,000
Net Revenue
$18,095
$18,722
$19,146
$18,385
$18,782
$18,538
$19,114
Net Revenue
Gross Revenue
Less Sales
Incentives
Excludes such items as impact of daily rental acctg., Service Parts, other outside sales and OnStar
2000
2001
Q1
Q2
Q3
Q4
Q1

6

GMNA Vehicle Revenue Per Unit 2000 2001 Q1 Q2 Q3 Q4 Q1 Net Revenue 18095 18722 19146 18385 18782 18538 19114 Net Revenue Gross Revenue Less Sales Incentives Excludes such items as impact of daily rental acctg., Service Parts, other outside sales and OnStar 6 ------------------------------- 2002 ------------------------------- --- 2003 --- Reported Rev/Unit 19,721 20,897 21,457 19,627 20,547 19,765 20,411 Memo:

Europe
First Quarter Adjusted Results

	2002	2003	2003 O/(U) 2002
	- - - - - - - -	$ Millions - - - - - - - -	
Pretax (Loss)	($157)	($114)	$43
Income Taxes	26	43	17
Equity Earnings / Minority Interest	6	6	0
Net (Loss)	($125)	($65)	$60
Net Margin	(2.2%)	(1.0%)	1.2p.p.
Production Volume (000)	456	491	35
Market Share - Total	9.2%	9.6%	0.4 p.p.
- Germany	9.7%	11.1%	1.4 p.p.
- UK	13.5%	14.3%	0.8 p.p.

7

Europe First Quarter Adjusted Results 7

Latin America, Africa & Middle East
First Quarter Results

	2002	2003	2003 O/(U) 2002
	- - - - - - - - $ Millions	- - - - - - - - -	
Pretax Income / (Loss)	($41)	($17)	$24
Income Taxes	1	7	6
Equity Earnings / Minority Interest	0	(2)	(2)
Net Income / (Loss)	($40)	($12)	$28
Net Margin	(3.1%)	(1.1%)	2.0 p.p.
Production Volume (000)	131	127	(4)
Market Share - Total LAAM	15.3%	15.8%	0.5p.p.
- Brazil	22.9%	23.6%	0.7p.p.
- Argentina	11.2%	13.3%	2.1p.p.
- Venezuela	28.7%	31.1%	2.4p.p.

8

8 Latin America, Africa & Middle East First Quarter Results

Asia Pacific
First Quarter Results

	2002	2003	2003 O/(U) 2002
	--------- $ Millions ---------		
Pretax Income / (Loss)	($13)	$19	$32
Income Taxes	0	(11)	(11)
Equity Earnings / Minority Interest	20	67	47
Net Income / (Loss)	$7	$75	$68
Net Margin	0.7%	6.5%	5.8p.p.
Production Volume (000)	65	77	12
Market Share	4.4%	4.1%	(0.3) p.p.

9

Asia Pacific First Quarter Results 9

GMAC
First Quarter Results
Net Income

	2002	2003	2003 O/(U) 2002
	-------- $ Millions ---------		
Financing Operations	$255	$302	$47
Insurance Operations	36	26	(10)
Mortgage Operations	148	371	223
Consolidated Operations	$439	$699	$260

10

GMAC First Quarter Results 10 Net Income

Gross / Net Liquidity

25.0
20.0
15.0
10.0
5.0
0.0
$ Billions
Gross Liquidity1,2
Net Liquidity2
9.4
11.1
11.0
11.5
17.3
17.6
18.2
17.3
20.6
0.5
1.9
1.8
1.0
2.3
2.6
3.3
2.3
5.6
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
- - - - - - - - - - - - 2001 - - - - - - - - - -
- - - - - - - - - - - - 2002 - - - - - - - - - -
- 2003 -

[1] Cash, Mkt. Securities & ST VEBA

[2] Excluding Hughes & Financing Operations

11

Gross / Net Liquidity 11 2 Excluding Hughes & Financing Operations 1 Cash, Mkt. Securities & ST VEBA 0.5 1.9 1.8 1.0 2.3 2.6 3.3 2.3 5.6 9.4 11.1 11.0 11.5 17.3 17.6 18.2 17.3 20.6 0.0 5.0 10.0 15.0 20.0 25.0 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 $ Billions Net Liquidity2 Gross Liquidity1,2 - - - - - - - - - - - - 2001 - - - - - - - - - - - - - - - - - - - - - - 2002 - - - - - - - - - - - 2003 - Refer to Supplemental Chart 2 for reconciliation to GAAP cash figures

Cash Flow Summary
(Excludes GMAC & Hughes)

$ Billions	Change Since 12/31/02
Operating Related	
Net Income	0.8
Depreciation & Amortization	1.7
Capital Expenditures	(1.5)
Change in Receivables, Payables & Inventory	0.1
Pension/OPEB expense (net of payments)	1.0
Sale of GM Defense	1.1
Other	(0.3)
Total Operating Related	**2.9**
Non-Operating Related	
Dividends	(0.3)
Change in Debt	0.0
Other	0.7
Total Non-Operating Related	0.4
Change in Cash and Cash-related	**3.3**

12

Cash Flow Summary (Excludes GMAC & Hughes) 12 Refer to Supplemental Chart 3 for reconciliation to GAAP Operating Cash Flow

Strengthen Balance Sheet by $10B in 2003

Q1 *Status*

$ Billions	Status thru 31-Mar
Change in Gross Cash (excl. dividends & sale of GM Defense)	2.5
GM Defense Sale	1.1
GM $1-2/3 Dividends	(0.3)
Total Change in Cash	3.3
GMH Stock to Pension/VEBA	1.2
Total	4.5

13

Strengthen Balance Sheet by $10B in 2003 Q1 Status 13 Change in gross cash versus 12/31/02 (incl. S/T VEBA) excl. Hughes & GMAC

2003 Q2 Outlook

	Q2	
Total Vehicle Industry (Mil)		
- United States	Low-Mid 16M *	
Production Estimates (000's)		
- GMNA	1,390	- 10%
- GM Total	2,116	- 5%
Earnings (Diluted EPS)		
- Excluding Hughes	$1.00 +	

* Represents U.S. SAAR

14

2003 Q2 Outlook 14 * * Represents U.S. SAAR

2003 CY Priorities / Targets

- **Priorities**
  - $5.00 EPS excluding Hughes & special items — Y
  - Cash generation of $10B — G
  - Grow share in all regions — Y

- **Regional / Sector Income Targets**
  - North America: $1,700 - $1,900M — Y
  - Europe: ($200) - $0M — G
  - Rest of World: $100M+ — G
  - GMAC: $1,700 - $1,900M — G

- **Other Metrics**
  - Structural cost: $41.4B GMNA, $7.8B GME — G
  - Capital spending of $7.0B — G
  - Net material cost reduction: 3.0% GMNA, 3.5% GME — G

15

Priorities $5.00 EPS excluding Hughes & special items Cash generation of $10B Grow share in all regions Regional / Sector Income Targets North America: $1,700 - $1,900M Europe: ($200) - $0M Rest of World: $100M+ GMAC: $1,700 - $1,900M Other Metrics Structural cost: $41.4B GMNA, $7.8B GME Capital spending of $7.0B Net material cost reduction: 3.0% GMNA, 3.5% GME 2003 CY Priorities / Targets 15 G Y G G G G G G Y Y

Supplemental Charts The following supplemental charts are provided to reconcile adjusted financial data comprehended in the primary chart set with GAAP-based data (per GM's financial statements) and/or provide clarification with regard to definition of non-GAAP terminology

Reconciliation to Adjusted Net Revenue, Net Income / EPS

Q1 – 2002 & 2003

$ Millions

Q1 2003	GMNA	GME	GMLAAM	GMAP	Total Auto. Operations	GMAC	Other	Total Excl. Hughes	Hughes	Total Corp.
Total Net Sales & Revenue	29,963	6,622	1,045	1,147	38,777	7,330	1,031	47,138	2,227	49,365
Net Income	548	(65)	(12)	75	546	699	292	1,537	(54)	1,483
EPS								$2.74	($0.03)	$2.71
Adjustments (after-tax):										
Gain on sale - GM Defense	-	-	-	-	-	-	505	505	-	505
Total Adjust. - Net Income	-	-	-	-	-	-	505	505	-	505
Total Adjust. - Net Revenue	-	-	-	-	-	-	814	814	-	814
Adjusted Net Revenue	29,963	6,622	1,045	1,147	38,777	7,330	217	46,324	2,227	48,551
Adjusted Net Income	548	(65)	(12)	75	546	699	(213)	1,032	(54)	978
Adjusted EPS								$1.84	($0.03)	$1.81
Q1 2002										
Total Net Sales & Revenue	29,339	5,584	1,301	1,057	37,281	6,353	568	44,202	2,012	46,214
Net Income	654	(532)	(40)	7	89	439	(144)	384	(156)	228
EPS								$0.67	($0.10)	$0.57
Adjustments (after-tax):										
- GME Restructuring	-	(407)	-	-	(407)	-	-	(407)	-	(407)
- Hughes Items	-	-	-	-	-	-	-	-	(10)	(10)
Total Adjust. - Net Income	-	(407)	-	-	(407)	-	-	(407)	(10)	(417)
Total Adjust. - Net Revenue	-	-	-	-	-	-	-	-	(29)	(29)
Adjusted Net Revenue	29,339	5,584	1,301	1,057	37,281	6,353	568	44,202	2,041	46,243
Adjusted Net Income	654	(125)	(40)	7	496	439	(144)	791	(146)	645
Adjusted EPS								$1.39	($0.10)	$1.29

S1

Reconciliation to Adjusted Net Revenue, Net Income / EPS Q1 - 2002 & 2003 S1

Cash / Debt Balance Reconciliation

($ Billions)

	3/31/01	6/30/01	9/30/01	12/31/01	3/31/02	6/30/02	9/30/02	12/31/02	3/3/1/03
ACO - Cash and cash equivalents	7.4	8.4	7.9	8.4	14.6	14.4	14.7	13.3	17.0
ACO - marketable securities	0.5	0.8	0.8	0.8	0.8	1.0	1.4	2.1	3.2
Short-term VEBA	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.0	3.4
Subtotal Cash incl. Hughes	10.9	12.2	11.7	12.2	18.4	18.4	19.1	18.4	23.6
Less: Hughes Cash	(1.5)	(1.1)	(0.7)	(0.7)	(1.1)	(0.8)	(0.9)	(1.1)	(3.0)
Gross Cash excl. Hughes	**9.4**	**11.1**	**11.0**	**11.5**	**17.3**	**17.6**	**18.2**	**17.3**	**20.6**
ACO- Loans Payable (S/T Debt)	2.1	2.4	1.7	2.4	1.6	1.5	1.5	1.5	0.8
ACO - Long Term Debt	8.5	8.7	9.3	10.7	16.8	16.8	16.8	16.6	19.2
Subtotal Debt - incl. Hughes	10.6	11.1	11.0	13.1	18.4	18.3	18.3	18.1	20.0
Less: Hughes	(1.7)	(1.9)	(1.8)	(2.6)	(3.4)	(3.3)	(3.4)	(3.1)	(5.0)
Gross Debt excl. Hughes	**8.9**	**9.2**	**9.2**	**10.5**	**15.0**	**15.0**	**14.9**	**15.0**	**15.0**

S2

Cash / Debt Balance Reconciliation S2

Reconciliation of Operating Cash Flow

March 31, 2003 vs. December 31, 2002 $ Billions	Automotive Communications & Other	Hughes	ACO Less Hughes
Net Cash Provided By Operating Activities (GAAP)	4.7	0.2	4.5
Reclassifications to/from Operating			
- Expenditures for PPE & Special Tools	(1.6)	(0.1)	(1.5)
- Sale of GM Defense	1.1	-	1.1
- Other	(1.2)	-	(1.2)
Total Reconciling Items	(1.7)	(0.1)	(1.6)
Total Operating Related	3.0	0.1	**2.9**

S3

Reconciliation of Operating Cash Flow S3

Other Disclosures

- Reporting Changes: 2003 from 2002 -

2003 CY Market Share Reporting Changes

(2002 figures restated on the same terms)

Isuzu badged vehicles no longer included except where GM owns the distribution network

Wuling sales included in China (Asia Pacific) volumes

GMDAT volumes included

Allison Transmission Financial Results

GMNA financial data includes results of Allison Transmission Division, effective Q1'03

- 2002 financials had ATD's results in the Corp/Other sector
- 2002 results have been restated to reflect this organizational change
- During Q1'02 ATD had net income of $29M on $471M net revenue

S4

Other Disclosures - Reporting Changes: 2003 from 2002 - S4

GENERAL MOTORS CORPORATION
First Quarter Earnings Release
Moderator: John Devine
April 15, 2003
8:30 am CT

Operator:	Ladies and gentlemen thank you for standing by. Welcome to the General Motors Corporation First Quarter Earnings Release conference call.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question during this time, please the one followed by the four on your telephone. As a reminder, this conference is being recorded Tuesday, April 15, 2003.

I would now like to turn the conference over to Mr. (Randy Arickx), General Director of General Motors Investor Relations. Please go ahead, sir.

(Randy Arickx):	Thanks, (Shane) and good morning everyone and thank you for joining us as we review our first quarter results that we sent to you earlier this morning.

I’d first like to direct your attention to the Safe Harbor language on the first page of the chart set. The content of our call will be governed by this language. In that regard, GM, Hughes, and the News Corp intend to file materials with the SEC, including one or more registration statements containing a prospectus and a proxy/consent solicitation statement.

These documents will contain important information and stockholders are urged to read the important information in the prospectus and proxy solicitation statement relating to the proposed transaction, which will be filed with the SEC and become available free of charge at it’s web site, www.sec.gov. And stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM and News.

This communication does not constitute an offer to sell or solicitation to buy in connection with the proposed transaction, which will only be made by means of an appropriate prospectus. Information regarding those persons who will participate in the solicitation of GM stockholders has been filed by GM and Hughes with the SEC.

On this call, we make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors including those described in the public filings of GM, Hughes, and News with the SEC that could cause actual results to be materially different from those in the forward-looking statements.

I should also mention that, as part of Regulation G, we’ve provided some supplemental data at the end of the prepared charts to provide reconciling data between managerial financial results to be discussed today and the GAAP equivalent data in GM’s financial statement.

I’d also like to highlight that GM is broadcasting this call live, via the Internet, and that the financial press is participating.

This morning, John Devine, our CFO and Vice Chairman will cover an earnings review and a brief outlook for Q2 and the calendar year. After the presentation portion of the call, 30 minutes will be set aside for questions from security analysts, followed by a 30-minute Q&A session with the financial press.

I’d also like to mention that we have several other executives available to assist in answering your questions. With us today are (Paul Schmidt), Corporate Controller, (Bill Muir), Executive Vice President and CFO of GMAC; (Pete Bible), Chief Accounting Officer; (Ray Young), CFO of GM North America; (Walter Borst), Treasurer; and (Paul Ballew), Executive Director Global Markets and Industry Analysis.

Now I’d like to turn the call over to John Devine.

John Devine:	Good morning everyone and thanks for joining us. Before I go through the package, I’d just like to step back for a moment and characterize the first quarter, just a couple points I’d like to make first.

Number one, it was a reasonably good quarter, $1.84 on an adjusted basis, $2.71 on a gross basis. Strong record earnings from GMAC, a big help there.

Number two, North America continues to be a very important profit contributor to the total. They were again in the first quarter, but it’s clear from the data — and we’ll cover this more on the call - that we’re getting the disadvantage of some stronger headwinds. Certainly in the pricing area, certainly in the economic uncertainty and that’s leading us to be a little less certain about making our $5.00 for the full year.

Other parts of the business, and the last point I’d make before we start, are doing quite well: GMAC, a bang-up quarter and an expected very strong year, Asia Pacific doing well, Europe on track. So, all in all, I think it’s a good quarter.

Why don’t we start on page two? It lays out the first quarter highlights. I’ve just covered most of these.

Obviously in addition to the profits, improvement of 30% on net income basis and net revenue was up about 5%. GMAC, I mentioned, posted a record first quarter net income and improved net liquidity — a very important issue for us — I’ll cover that in a moment as well.

On the market share side, a bit of a mixed bag: US market share, frankly, was below what we’d like to see, below the direction we’d like to see, down 1.6 points versus last year. I’ll go through that in a moment.

The North American pricing environment continues to be unfavorable. I’ll cover that in a moment as well. The good news there is despite that, revenue is about flat. That’s revenue per unit. We have good market share in Europe and Latin America and I’ll cover that as well.

Page three provides the adjustments to net income, just to make sure you have all the data. Again, on the reported basis, 1.483, including Hughes, 1.537 without it. We had a gain on sale of GM Defense, which is $505 million for an adjusted net income of $1.32 billion and including Hughes, $978 million. That’s $1.84 on an adjusted basis and $2.74 on a gross basis.

As you can see on the bottom of that page, last year it was $791 million on an adjusted net income basis and $1.39, that’s without Hughes.

Turning to the next page, page four, I’ll take you through the adjusted results by business. You can see total automotive was $546 million, up about 10% from last year. North America was down $106 million. I’ll cover that in more detail in a moment; Europe better than last year, although still on a loss; we about had the loss from last year, $125-165 million.

Latin America has made progress in getting to a breakeven, $12 million loss for the quarter, $28 million improvement from last year and Asia Pacific, a very sizable gain of $75 million in profit, a $68 million improvement from last year.

GMAC profits are up 60%, as I mentioned before, almost $700 million for the quarter, $260 million versus last year.

Corporate Other I should explain a bit. This shows a negative $213 million.

There are two things going on here you should be aware of. First of all, we’ve had some one-time write-offs in Corporate Other. We’re not going to call those out, but they roughly offset the lower tax rate, which is picked up largely in Corporate Other.

As we talked about earlier this year, we’re now focusing on a tax rate of 26% on the total Company. We obviously adjust that through Corporate Other, so that’s being picked up there and again, that tax benefit is about offset by the one-time write-offs we had in Corporate Other.

One other small change we’ve had in there, Allison Transmission, which had been part of a separate business group, is now part of North America and have been reflected that way in both ‘02 and in ‘03. That should not have a sizable impact on the run rates for North America, but we wanted everybody to be aware of that.

Hughes had a very strong quarter. You might have seen that, yesterday or heard the call, a very nice improvement. They still had a net income loss of $54 million, but an operating profit for the first time in four years, very strong growth at DirecTV and a very strong quarter.

Let me turn to page five and talk more about North America.

Net income of $548 million, down from $654 million last year, a reduction of $106 million. Net margin 1.8%, still reasonably good, but not as high as we’d like to see. What’s gone on, what’s the reason for the change? Volume and mix were improved. You can see production volume was up 98,000 units at about 7% year-over-year.

Pricing was the big negative. Pricing was about even, in terms of reduction percentage, with the fourth quarter negative (-) 3.2%. That’s about spot on with what we reported in the fourth quarter.

I’d have to say a couple things about net pricing. We continue to look at net pricing on a very conservative bias. There is no mix in the way we report net pricing. There’s no product adjustment. What it does reflect are price increases when we can get them and increased incentives, which have become part of the landscape.

I will say, again, on incentives, that if you look at total incentives, fourth quarter to first quarter - again this percentage that we show hit the (-) 3.2% is year-over-year, so first quarter to first quarter of ‘03.

But if you look at the first quarter run rate in ‘02 versus the first quarter run rate in ‘03, incentives in total, on a per-unit basis, are about the same, but obviously on a year-to-year basis we’re negative by (-) 3.2%. That impacts profits on a sizable basis.

We had a good report card on costs, despite an increase, which we’ve talked about and as been expected on Pension/OPEB. Material costs and the structural costs are doing well. We’re pleased with that performance and given the outlook, we’re going to work even harder on the cost side. I’ll talk about that a little later.

We also reflected in the North America numbers, although not called out, some exchange losses. This happens from time to time. But we’ve had, on a fairly different basis than we’ve had in prior years, some appreciation of the Canadian dollar in the first quarter — it’s about 8% — as well as some depreciation in the Mexican peso.

The combination of that has impacted North America profits almost $100 million. Again, we’ve not called that out, but I wanted to make that part of the call.

In terms of the rest of the business, market share is down 1.6 points, below our target, which is to improve. I think the market share reduction is pretty straightforward and when you go through the details, I’m sure, as most of you do, its clear that it’s Trucks. We’re clearly getting some hangover from the fourth quarter where we had exceptionally strong share.

In fact, if you looked at our share in the fourth quarter, it was about 32% in the first quarter and we think there’s about 28% on the total basis. If you look at our market share, total Car and Truck and blend the first quarter with the fourth quarter, the run rate is about 28%. Which we think is probably more meaningful and a better indicator of our forward momentum.

Again, we’re not pleased with our market share. We want to see it up, but I think in this case, given the exceptionally strong results we had in the fourth quarter, I think it’s reasonable to expect some payback in the first quarter and we believe that happened.

I would point out that on Trucks, a couple things. We think we have an exceptionally strong lineup. That continues. We have more coming.

That said, the competition just keeps getting fiercer. Despite that and despite a lower share in the first quarter, we’ve still maintained Truck leadership by a healthy margin. It’s about 50,000 units in the first quarter and we expect those 50,000 units to expand during the year.

Let me turn to Europe — let me turn to one item on the next page, on six. We’re going to add this schedule on a regular basis. When we talk about net pricing, I think it frequently gives people the wrong impression as to what’s happening on revenue per unit. We’ve talked about this several times in the past on calls and we thought it would be worthwhile to lay this out on a regular basis.

Now, you can see on the bottom of this schedule, reported revenue per unit, you can see that line of data there by quarter and you can see that in the first quarter for this year, our reported revenue per unit is $20,411.

The problem with that, as we’ve talked about, is it has impacted a lot of other extraneous issues. For example, daily rental accounting, service parts, outside sales, OnStar are all on that revenue number.

So, we’ve gone back and historically, as well as for the present quarter, adjusted those numbers now at out, so what you see in this chart is really gross revenue less sales incentives for the automotive business as pure as we can make it.

What that shows is revenue on a per unit basis actually increased from the fourth quarter to the first quarter. Again, we’re seeing good mix and it’s about on par where it was in the first quarter of last year.

So, again, we wanted to make sure you understood that as part of the overall environment. While pricing had been negative and we expect it to continue to be negative, we’ve made progress on revenue per unit. And at least on a year to year basis, despite the intense pricing, we’re seeing relatively flat revenue per unit.

Europe, I would characterize as on track, reasonably good progress. We’re still losing money at $65 million, but its half of what we lost last year and the message here, I think, is that we’re continuing to do well on the cost side, on particular on soft. We’re starting to gain some traction on the revenue side, as we’ve talked about.

Production was up slightly for the quarter. More importantly, our market share was up. We expected the market to be a little softer in Europe and it has been a bit softer, but our market share is up from 9.2% to 9.6%, four-tenths of a point.

We’re back over the 11% hurdle in Germany at 11.1% and a very strong market in the first quarter, both in the market and our market share for the UK. So, we’re pleased with that direction.

We obviously need to do more here. We’re not pleased, again, with our results, but we’re pleased about the direction of the progress. Net price was also negative here, pretty much in line with prior quarters.

Latin America, Africa, and the Middle East, a small loss at $12 million, a little better than last year, despite a very tough economic environment. Not much has changed in this since we spoke last. Growth remains weak in most countries. Venezuela continues to have great deal of political uncertainty, I think, as most of you know. We continue to see that.

We don’t expect a sizable change here. The market in Brazil, the industry, has been relatively weak the last couple of weeks. We’ll see. We’re a little cautious going forward, but our game plan in Latin America is to work hard to get to a breakeven as quickly as we can, despite economic uncertainty.

And as you can see from the market share data, we’ve been able to improve our competitive position and our market position, despite those weak markets. So, when they do come back, we want to be in a good position to get back into a reasonably good profitable position.

Asia Pacific continues to strengthen — very strong market from a profit and from a market standpoint. Our net income for the quarter was $75 million, so we’re starting to get some serious profit contribution from Asia Pacific. You can see part of it is in the core business and part of it is in our equity earnings from our joint ventures.

In the case of our core business, in particular Australia and [Poland] continues to do well and on the minority interests, obviously Shanghai joint venture very strong, Suzuki a good quarter.

We’re still getting some minor losses at GM [DAT], but the team has done a very good job in working to get that to breakeven as quickly as we can. We’re still getting a minor loss for the quarter, but a little better than we expected and off to a very good start in Korea.

I’d point out that the market share up a little bit, 41% to 44%, a very strong industry in China. Q1 in China, just as an example, the industry is up 49%, so just phenomenal growth in China continues.

Page ten, GMAC, we’ve talked about this. Profits up 60%. I would emphasize that this is a very clean quarter, but a very strong quarter. In fact, GMAC came in the first quarter stronger than we expected, largely because of the mortgage operations.

As you probably know from other mortgage-related companies, this has been a very strong part of the business right now, both origination/securitization volumes are very strong. Both residential and commercial mortgage sectors are strong.

There’s very little securitization gain in the first quarter, so this is, again, as I would emphasize, a very strong quarter.

Financing operations are up. We’re pleased about that. That’s largely driven by higher asset levels and lower provisions for credit losses.

We are getting a wider borrowing spread. That’s a negative and we’re still getting continued weakness in lease residuals. That’s a negative. Despite that, financing operations are up $47 million.

Now, we expect continued strong results at GMAC. We’d expect them to continue to operate and be at the high range of our profit expectations. But I would point out that it’s not realistic to annualize this first quarter, in particular, with the mortgage operations.

Again, the mortgage business is operating very well. We’re at record levels of origination. That’s providing a lot of profit, but it’s unrealistic to expect that to continue.

That said, we expect GMAC to have another very strong year and expect that to continue and I think we’re seeing, again in GMAC, but other parts of our business, the advantage of being somewhat diverse. We’ve been focusing on our core automotive business, but even within that, with Asia Pacific, with GMAC, we’re certainly getting some exceptional contributions to overall profitability.

Turning to page 11, I’d like to point out what’s going on in the cash side. Ending cash balance increased by $3.3 billion from the end of last year. We went over the $20 billion gross liquidity number, $20.6 billion. That’s a record for us.

We also improved net liquidity to $5.6 billion. Now, you can see going back to Q1 of ‘01 that we’ve made very substantial improvements on our gross liquidity from $9 billion to over $20 billion. At the same time, we’ve improved our net liquidity from half a billion dollars to $5.6 billion.

In addition, over the first quarter, in addition to the liquidity you see here, we contributed $1.2 billion to the Pension/VEBA funds as part of our Hughes transaction. Again, that’s over and beyond this liquidity, so a good quarter and we’re pleased with that.

Page 12 is a chart that we’re going to show on a regular basis going forward as part of the new regulations. We want to be able to tie to GAAP and there are some backup charts that do that.

We wanted also to give you a blow by blow, line by line item of what’s happening from a cash flow standpoint. Again, this excludes GMAC and Hughes. We break it into two categories: operating related and non-operating related. I would make a couple of points.

You can see operating related is up $2.9 billion net income, depreciation and capital largely offset. We’re pleased that capital is coming in a little less than last year. It’s still too early to predict we’re going to beat our objective.

We set a target of $7 billion for capital, but we’re running a little under last year. That’s obviously intentional. That said, we do have a lot of our product programs toward the end of this year, so you’ll see a higher ramp up in capital toward that time.

Pension/OPEB has had expenses just net of payments. We did get a sale of the Defense business, which gave us the gain I mentioned before, but also generated $1.1 billion of cash. On the non-operating side, that’s largely dividend and some other financing.

So net cash, net change in cash and cash-related, $3.3 billion and if you take that to the next page, on page 13, you can see how this tracks against our total status of generating $10 billion in cash and cash-related items this year. Again, this target we set earlier this year. It was a repeat of the target we set last year where we generated more than $10 billion.

Again, you can see the elements there. I won’t go through it. It’s the $3.3 billion plus the $1.2 billion we count here on the contribution of the Pension/VEBA. So we’re $4.5 billion,

which I’d characterize as a good start against our $10 billion target.

We’ve been little cautious on the outlook, so let me explain what we’re thinking about and why.

First of all, in the second quarter, the industry is weaker than last year, but tracking reasonably in line with what we’ve been expecting. For the second quarter — and we’re talking about the US market here - we’re looking for low to mid-16’s. Paul Ballew can add to that later if you have questions.

We put our production estimates out some time ago. We’re not changing those right now. We had already downsized North America by about 10% on the production side. Again, that’s been out for a while and on a total global basis, we’re down about 5%

With those production levels, with those industry levels, with the economic environment we see today, with the pricing environment we see today, our projections on earnings are obviously somewhat uncertain.

But we believe we can earn at least $1.00 a share for the second quarter. I’d say there’s some volatility in that number yet. We’re going to be working very hard to improve that, but we wanted to give people at least an indication of what we’re thinking about.

Certainly as the environment in North America has gotten somewhat tougher, we’re working even extra hard on the cost side, both on material and structural cost side. It is not our intention to announce any new targets or new programs, but you can assume we’re working very hard to reduce our costs as quickly as we can to offset some of the profit risk we see in the market.

When you look at the $1.00 for the second quarter and you add that to the $2.80, $1.84 in the first quarter, we obviously would, if we make this number be close to $3.00 in the first half of the year. And with that, I’d ask you to turn to page 15.

We set a target earlier this year, a target that we characterized as tough at the time of $5.00 earnings per share. Obviously reflected a lot of cost work in a reasonable market environment and we’re showing that as yellow here. We expect to be in the $3.00 range in the first six months, given what we just talked about.

We also expect to be profitable in both the third and fourth quarter, but we’re not less certain of our ability to achieve that guidance of $5.00, given the uncertain economic conditions in the US, but also in other spots as well.

In light of these circumstances, we’re not issuing calendar year earnings guidance at this time. We’ll update all of you as quickly as we can, as we know more. We have a get-together in June that we’ll make sure that everybody sees and hears and we’ll see if we know more at that point in time. But again, we’re showing the $5.00 as yellow.

We do expect to be close to the $3.00 number for the first half of the year; profitable, again, in the third and fourth quarters, but given the circumstances and given the uncertainties, we wanted to be reasonably cautious. As well as, given the regulatory climate we’re in today, we wanted to be reasonably cautious about putting numbers out there with the volatility we still have in the market, so that’s the reason for this guidance today.

We obviously, as I mentioned, are working very hard on attacking our cost structure. You can seen under Other Metric/Structural Costs/ Capital Spending/ Net Material Costs that we’re showing those as green. As I mentioned, at the moment we’re working very hard to beat those targets, although we’re not going to put new targets out externally.

On a regional sector income-target basis, the uncertainty is largely around North America, although I’d say South America has some as well. Europe, we think we’re on track. Asia Pacific, very much on track and a very strong start and expected good year for GMAC.

With that, that concludes the wrap up for the call. I would like to go back to one issue that I covered with many of you last week when we announced the Hughes deal. And I’d just like to take a minute or so just to update you and to provide some additional facts for those of you who didn’t listen to the call.

You’ve all seen the announcements and the press release in the package we sent out. This was a complicated deal, although we think a lot less complicated than deals we have looked at previously. The deal — as we announced it — was two parts.

We’re going to split off Hughes and we’re going to sell our remaining economic interest at 19.9%. I wanted to give you two views, one from the GM standpoint and one from the Hughes standpoint. In both cases, we think this is a very good deal.

Obviously the News people can give you their own view. We also think it’s a good deal for them, but they can do that better than we. I do want to give a view, though, in terms of the GM perspective that clarifies some of the issues, which may not have been clearly understood, as we reported to last year.

First of all, I think we understood the deal, but there gets to be a comparison with the deal that we had a year and a half ago with both EchoStar and News. In our view, the deal that we had with News a year and a half ago, while it was public and was not laid out in detail, is not as good as the deal we’ve done last week. Let me explain why.

The deal we had a year and a half ago with News was a much more complex transaction. In the case we had a year and a half ago, Hughes is being spun off and merged — and this is a key difference — into Sky Global, which is an entity composed primarily of minority interests of News holdings and affiliates around the world. Then the newco was going to borrow to repurchase GM’s interest in Hughes.

That deal is a lot more complex than the deal we’ve done now, and frankly, a lot more risk for our investors. With the deal we have today, there’s no leveraged holding company. It’s very focused. It’s just Hughes. There’s no affiliate holding and there are no partners.

The second point I’d like to make is there has been some misrepresentation in the press that I’ve read, in terms of the value of the deal. There’s a reference to the $25 billion deal we had a year and a half ago versus the $6.6 billion deal that we have today. Those are really apples and pears.

The $25 billion from a year and a half ago refers to 100% of the market capitalization of Sky Global, including Hughes at that time. That was an estimate at that time, so it included a number of companies or partial holdings of those companies and again, 100% of Hughes. The deal we announced last week at $6.6 billion was only 34% of Hughes. That was the deal that we did.

From a value to GM, we think the deal we did last week is roughly comparable to the last deal. In fact, it may be better, because the prior deal was going to be priced at the closing price as the deal transacted, at the end of the closing. Of course that never happened.

When we did the deal with EchoStar, Hughes stock was about $15.40. With the deal we announced last week, we said GM is receiving $14.00 a share plus about $1.00 a share in dividends, so roughly $15.00. Again, we think that’s very comparable and without going through all the details, we think for a number of reasons, liquidity to GM is actually better.

It’s a good premium for GM and frankly, for both us and News and Hughes, there is significantly less execution risk on the regulatory side, on the financial side, and from a shareholder vote standpoint.

Now, why is it a good deal for Hughes? Well, there are a couple reasons. First of all, we think separation from GM is a positive for Hughes, a very strong point on that thing. We think it was time to separate the companies. The eight shareholders now have an opportunity to participate directly in Hughes performance.

Their prospects are strong. You saw the first quarter. Ramp up on earnings is going to be significant going forward and the business plan is now completely funded. Second, it eliminates an overhang of GM ownership and the capital constraints that might have provided.

We believe that News, as the sponsoring and the larger shareholder can now bring a management expertise and a synergy to the business that we at GM could not. And I would emphasize the governance is in place to protect the eight shareholders. The majority is going to be independent directors. There’s a standstill in place, so we think it’s a very good deal for Hughes in that sense.

Now, what happened last week to the stock price?

We got a lot of questions on that on the day the announcement happened. We think prior to the announcement of the transaction Wednesday night the stock had a run up based on speculation. That the change of the control premium would be realized to, let’s say, all the 100% of the company.

I would say, despite the fact that we aggressively pursued a number of options, there were no buyers with sufficient financial capacity and interest to buy 100% at an acceptable price. So, that was really not an option.

There are significant constraints in how we separate GM and Hughes related to the tracking stock and the asset stock. I won’t bore you with all those, but there is significant value in that, so we had to do it right.

And most importantly, after the end of the week, we think the stock has settled into a reasonable level on Hughes and we think shareholders are going to be welcoming this transaction. We think it’s very good for Hughes.

Again, we believe we’re going to get shareholder approval here for a couple reasons. Separation from GM is going to be good for the Hughes shareholders. This is the best possible deal for shareholders, given the constraints and the interest of third parties.

Most importantly, the outlook for Hughes is positive and the eight shareholders are going to be able to participate through this structure in this company with new sponsorship.

I just wanted to clarify that and with that, let’s turn it over to questions.

Operator:	Ladies and gentlemen, if you’re an analyst and would like to register a question, please press the one followed by the four on your telephone. You will hear a three-tone prompt to acknowledge your request.

If your question has been answered and you’d like to withdraw your registration, please press the one followed by the three. If you’re using a speakerphone, please lift your handset before entering your request. One moment, please, for the first question.

Our first question comes from (John Casaisa) with Merrill Lynch. Please proceed with your question.

(John Casaisa):	Thanks. John, how are things looking in April? What’s the receptivity to the new 0% program?

If you guys agree that incentives are losing their effectiveness to a certain degree, what would Plan B be at GM and how would you make up for the lack of leverage in these new incentive programs?

John Devine:	Let me ask (Paul Ballew) to give you an update on the market, (John) and we’ll come back to your second point then.

(John Casaisa):	Thanks.

(Paul Ballew):	Hey (John), its (Paul). Directionally, we’re feeling okay about April. For us, from a performance standpoint, we’re moving as we thought we would move. We’re seeing pretty good results on the Truck side of the business and sales gaining a bit of traction.

It’s a little early to call the month as a whole, but right now I would anticipate the industry will be above 16 million units on a running rate basis. And we’ll see if it gets toward the higher end of the 16 million unit range or slightly stronger over the next week or so.

So, I would say for the most part, pretty consistent with our expectations and again, getting some lift in the categories we thought we’d get some lift in.

(John Casaisa):	Okay.

John Devine:	The second question you had, (John), is there a Plan B. I think there isn’t a Plan A. I think the plan is to be aggressive in the market place.

Number one, I’d say our product lineup is absolutely important and we’re continuing to improve that. Second, we are aggressive in the market place and its not just as single plan. It really evolves on a week-to-week and a month-to-month basis, so it’s been a number of things.

We’re playing the 0% card right now, but as you know, we’ve modified that, depending on how it works and where it works and it’ll go up and down.

I think what we can’t see with the current environment is where the market would be without incentives. I think we can safely say, though, it would be well below what we’re seeing today.

We still think incentives are working for us. We still think 0% in particular for GM works, but we’ve been reasonable and flexible to modify those programs to make them even better.

That said, this is a tough environment and we’re going to continue to push hard. I think as we continue to be aggressive in the market place, we’re continuing to be aggressive in North America on the cost side and we’ve had good success with that.

We’re still playing that card. We’re playing it hard. We’ve done it the last couple of years. We’re doing it this year and I expect to do it in the coming years.

So, all in all, I don’t think there’s a Plan A or Plan B. I think its being competitive in the market place and we’re going to be there and continue to be aggressive. At the same time, we want to make sure that we earn as much money we can in North America.

(Paul) has something to add as well.

(Paul Ballew):	(John), just from a marketing standpoint, I think its important to continue to stress that its not just aggressive incentives and you’re seeing us continue to shift our marketing focus in some alternative directions. You’ve probably read about GM Test Drive. We continue to expand programs along those lines.

Our real goal is not just the short-term jolting the market, but also improving our opinion and consideration and our incentive programs are only one part of that. So, I wouldn’t say there’s a Plan B.

There is, however, an ongoing evolution of how we’re going to market and how we’re trying to communicate to customers and you’ll see more of that in the second quarter.

John Devine:	And the last point I’d emphasize here, (John) is to continue to work to improve our portfolio on the product side. We’re very pleased with our Truck portfolio. That’s getting stronger. We’re working hard on the Car side.

You’re beginning to see the first launch of the new generation of cars. The Grand Prix is now out there and with more coming the end of this year, more next year and we think at the end of the day, that’ll help a significant amount in a very tough competitive atmosphere.

(John Casaisa):	Thank you both.

Operator:	Our next question comes from (Wendy Needham) with Credit Suisse First Boston. Please proceed with your question.

(Wendy Needham):	Yeah, good morning.

John Devine:	Hey (Wendy), sorry about the name.

(Wendy Needham):	That’s okay. Are we going — did I miss? I have two questions. One is a big one and one is housekeeping. The housekeeping one, did I miss the depreciation and amortization figures that you usually give out or are you not giving them out? Or can you give them out?

John Devine:	No, in fact I put them in the decks at around page 12.

(Wendy Needham):	Okay.

John Devine:	They’re pretty balanced. We said capital at 1.5 and depreciation at 1.7.

(Wendy Needham):	Okay, but on the income statement, you used to break that out into two line items. I’ll follow up with Janet later today.

John Devine:	Okay. We certainly will give you everything you need. I would point out that Capex is a little lower than last year in the first quarter, but our calendarization of programs is different.

Our target of about $7b run rate is still our target, so we’re not giving any new estimates, but you know, that said, in a little tougher environment we continue to look at cash improvements by spending less.

(Wendy Needham):	Okay and then on the bigger picture, you all seem a lot less certain about the outlook, obviously and I’m just wondering what it is that changed from the beginning of the year? Is it that the economy didn’t pick up as much? Is it that pricing is worse? Just where is the change now?

John Devine:	Yeah, I think we said it in the guidance we gave out and in the press release. I think we are less certain. At least I’m putting a number out there.

I think we’re certain about our product lineup. We’re certain about the internals of the Company. The game plan is the same. I think there’s no change in that.

I think the caution that we’ve provided is really driven by, in particular, the US market, because its our biggest and where that market is going and where the consumer is going.

Now, is that a big difference from the first quarter? Probably not, when you stand back and look at it, but certainly we’ve been — you know, the war has had some impact, but I think more than that is just the overall economy. Where is it, what are the drivers going forward?

I’d say more than anything else, (Wendy), we’ve been cautious on it. We’re cautious for two reasons. One is the economic environment is a bit uncertain and second, given the regulatory environment, as you go through it as well, we’re going to be cautious in giving guidance.

(Wendy Needham):	Okay, was there anything that Rick heard at the Whitehouse — I guess he was there last week — that sort of factored into your greater uncertainty or greater caution?

John Devine:	Not at all. In fact, (Rick) came out of that meeting very pumped up, thought the President was very engaged, very knowledgeable, understood the need for, frankly, a jumpstart on this economy. Some fiscal improvements and obviously we’re a big supporter of that plan, so nothing at all.

No, I think it’s been more, as we’ve seen the market place, both the pricing environment and the overall economic environment certainly creates some uncertainty about our ability to hit the $5.00.

That said, I think we’ve given you some guidance on profitability, a strong first quarter. We’ve given you guidance for the second, third, and fourth as best we can. But given the uncertainties that are out there, we wanted to be direct with you and not give you more guidance than we thought appropriate today.

(Wendy Needham):	Okay, thank you.

Operator:	Our next question comes from (Mike Brunstein) with Prudential Securities. Please proceed with your question.

(Mike Brunstein):
Good morning, gentlemen.

John Devine:	Hi (Mike).

(Mike Brunstein):

I just want to follow up on (Wendy’s) question here. If you changed your outlook for the Company and that depends on the economy, why haven’t you changed your outlook for outlook for vehicle sales? Because that would, you would think, be a key driver or is it more price that’s causing you some worry?

John Devine:	Well, I think as you’ve seen this economy and you’ve seen it over the last couple years — really since 9/11 and it wasn’t just 9/11 — the volume has held up reasonably well.

But the reason it has held up very well is because we as a group, as an industry, have been pushing it very hard, incentives, strong marketing programs, a number of other things to make sure we have a strong market. Again, it showed up a bit in volume. The industry is down versus last year, but it’s shown up in particular on the pricing side.

Now, as I pointed out, pricing is negative and frankly, it’s lower than we’d like, but it’s about the same hit we got in the fourth quarter. On a revenue per unit basis, frankly, we’re about even with where we were a year ago and better than the fourth quarter.

(Mike Brunstein):

Does the uncertainty in your guidance now also apply to the cash flow and how might this impact your pension contribution plans?

John Devine:	We’ll update you with that. I think we gave you a report in the first quarter. I’d characterize it as off to a good start. Obviously we’re dependent on the market, but we’re off to a good start and we have not changed our plans or our focus or expectations for driving balance sheet improvements. But obviously, we’re going to be where the market is this year, at least.

(Mike Brunstein):
Okay, thank you.

Operator:	Our next question comes from (Gary Lapadis) of Goldman Sachs. Please proceed with your question.

(Gary Lapadis):
Good morning.

John Devine:	Hi (Gary).

(Gary Lapadis):
Hey. Given that mortgage was such a strong contributor, I just had a couple questions in there. First, does someone there have the current valuations of the residential MSR’s relative to the servicing portfolio? Because (INAUDIBLE)...

{Crosstalk}

(Bill Muir):	This is (Bill), (Gary).

(Gary Lapadis):
Oh hi, (Bill).

(Bill Muir):	We started the quarter at $2.7b of MSR’s and we ended the quarter at $2.7b of MSR’s, so really there was no story, so to speak, within the quarter. What that tells is that origination’s and hedging offset all of the effect of the runoff during the course of the quarter.

(Gary Lapadis):
Right. So on the cash flow statement, where it shows a net change in MRS $461 million...?

(Bill Muir):	That’s just...

(Gary Lapadis):
Then add back on the...

(Bill Muir):	That’s just measuring one side of it. That’s just measuring the runoff side of it. It’s not taking into account the origination side.

(Gary Lapadis):
Oh, really? Because is says Net Change. All right, Bill, I’ll follow up, but the valuation, I mean, is it in sort of the 80 to 100 basis point kind of range on the residential portfolio?

(Bill Muir):	It’s right where it was at the end of last year.

(Gary Lapadis):

No, I know the level is, but is the MRS, as a percentage of the residential portfolio, is it sort of in the 80 to 100 range?

(Bill Muir):	No, I don’t know, (Gary). We actually — those benchmarks, you know, we should take it offline if you want to talk about it because it’s a dangerous benchmark to use

(Gary Lapadis):
Okay. Right — oh, just one last question. It is mark to model or mark to market on the MSR?

(Bill Muir):	It’s mark to model like everybody else in the industry.

(Gary Lapadis):
Okay. All right, (Bill), I’ll follow up with you. Thanks.

(Bill Muir):	Yes.

Operator:	Our next question comes from (Rod Latch) with Deutsche Bank. Please proceed with your question.

(Rod Latch):	Good morning.

John Devine:	Hi (Rod).

(Rod Latch):	Yeah, just a couple of follow up questions related to the GMAC and the mortgage business. Could you tell us what you would characterize as the normal earnings run rate for GMAC and particularly focus on the mortgage business?

Was the — I guess it seemed that you were characterizing this as an anomaly quarter for the mortgage business. Did the $461 million gain in MSR’s; was that in excess of the charges that you were taking on the refinancing?

John Devine:	Let me just answer the first question, (Rod), and (Bill) can add any more that he has. We can’t give you a run rate, as we can’t give you a run rate for any business. There are a lot of ups and downs by quarter.

I think we can say the mortgage business came in strong in the first quarter. We’re pleased with it. I think you can see this in other mortgage-related businesses. It wasn’t just ours. The market’s been very strong, so it’s not appropriate to annualize the GMAC number at almost 700 a quarter.

On the other hand, GMAC has done very well, not only in mortgage, but other operations as well; other business areas and we’d expect GMAC to have a very strong year. We’d expect them to come in at the top end of our range and we’ll see, but it’s hard to annualize any business.

I mean, there are just a lot of ups and downs and a lot of hard work to get there. This is not an easy business to run and our guys have done an exceptional job.

(Bill), do you have anything to add?

(Bill Muir):	I’d just add a little color to say that last year, obviously, we were in a refinance boom and that has carried over into this year.

Last year, we were getting the beginning benefits of the high volume that comes with it at the front end, as well as widening the margins. But as interest rates trended down pretty sharply during the course of the year, we were also suffering on the backend, in terms of having to write down the capitalized value of mortgage servicing rights.

If you look at the first quarter, I would characterize it as what I would call the ‘sweet spot’ of the refinancing movement. By that I mean we are getting all the benefits without any of the downside. We’re getting the benefits of the high volume. We’re getting the benefits of the wider margins.

Because interest rates have remained stable, we’re not having to suffer the backend, you know, write-offs related to the MSR’s. You know, and so it’s basically a volume game and our originations were up 60% compared to last year and we’re not the only one.

If you read the newspaper today, you’ll see Bank of America, Citibank both reporting big increases of earnings and it’s largely attributable to what’s going on in their mortgage operations. So, this is the time to make money in the business and we’re well positioned to do it.

(Rod Latch):	Now, does that sustain itself into the second quarter? You guys are still sticking with this 1.7 to 1.9.

(Bill Muir):	Well, it’s going to depend on where volume is and one would say that there’s increasing risk that this peters out over time, but you know we’ll all sit here and watch it together and we’ll report the results as they come in.

(Rod Latch):	Okay.

John Devine:	I think what the takeaway there is we’re going to be at the top end of the range, is our expectation today and as we learn more, we’ll tell you.

(Rod Latch):	The loan loss provisions were down in the quarter. Could you tell us where those were going and I missed — you may have said this — the pension funded status?

(Paul Ballew):
Want me to do loan loss provisions?

John Devine:	(INAUDIBLE)

(Paul Ballew):
On loan losses, yes they were down. The provisions were down. We booked about $378 million in this quarter, compared to $506 million a year ago and really, it reflects lower heavy provisioning last year and provisioning, if you know, it follows volume, all right.

When we book a contract, we book the loss provision and new volume in this quarter was down. Or financing volume with new US retail contracts was down about 30% in the first quarter, versus the first quarter of last year. So, provisions are the advance. You know you do them in advance of earnings and you book them in relation to volume.

John Devine:	There’s not much to report on pensions, (Rod), which is the reason I didn’t mention it. We’ll give you an update later this year. The performance in the first quarter was a (-) 0.7 of a point.

Again, minus seven tenths of a point, so it’s quite a bit better than where the market was and we’re continuing to watch it, but there’s nothing new to report. We’ll update that later in the year.

(Rod Latch):	Great. Thank you very much.

Operator:	Our next question comes from (Ronald Padros) of Banc of America Securities. Please proceed with your question.

(Ronald Padros):
Okay, thanks. On the net pricing number, the negative (-) 3.2, does that include the gain or loss? I guess it’s a loss now that you would realize from vehicles coming back from fleet?

John Devine:	Well, it includes residual risk, sure.

(Ronald Padros):
So, if you rent, if you know...?

John Devine:	Daily rentals, is that what you mean?

(Ronald Padros):

Yeah, daily rentals.

John Devine:	Sure.

(Ronald Padros):
So, can you give me an idea of how big that number is? Is that of 50 basis points? Could it be 100?

John Devine:	I don’t have that number in front of me, (Ron).

(Ronald Padros):
But is it...?

John Devine:	Obviously residuals have gotten worse, but it depends on the deal we strike with the individual company. I can’t give you that. I don’t have it here.

(Ronald Padros):
All right, but it doesn’t sound like it’s enough to call out, I guess.

John Devine:	No, frankly, I think fleet incentives have been up, but it’s mostly retail incentives.

(Ronald Padros):
Well, not even re-incentives, but the residuals, but it doesn’t sound like the residuals are significant enough to call out.

John Devine:	Not that I saw.

(Ronald Padros):
All right. Can you put a little more color on the first quarter cost numbers, maybe just material cost? I think it’s backend loaded, but are you in that range of 2.3% to 3.0%? Are you...?

John Devine:	Well, we gave you targets earlier in the year. We showed those green, structural material and we’ll give you updates periodically, but we’re green and obviously given the environment we have, we want to work hard to do better than that.

We have elected not to put any new programs or new numbers out there. We already have pretty tough targets out there, but obviously we want to beat those targets.

(Ronald Padros):
Yeah, but the material is still backend loaded, meaning you’re probably doing below your estimate now and then towards the end of the year you’ll do above the 3%?

John Devine:	We didn’t say that. I can’t tell you what the calendarizion is.

Man:	Right on 3% and I mean, year-over-year type of comparison, it’s fairly consistent throughout the quarter to quarter throughout the year. So, we believe we’re on track right now to hit our original target.

I think the same thing on the structural cost reductions. As John indicated, within GM North America our objective is to improve upon our original target.

(Ronald Padros):
All right. Okay and then on the mortgage business, you referred to the range, you know, at the high end of the range. Can you give me an idea of what that is, or is it for GMAC?

John Devine:	It’s the GMAC range that we set out and shows on chart — whatever it is — chart 15, I think.

Man:	The $1.7 billion to $1.9 billion for the calendar year.

{Crosstalk}

John Devine:	(INAUDIBLE)

{Crosstalk}

(Ronald Padros):
Oh okay.

John Devine:	(INAUDIBLE) chart, but that’s what we laid out in January.

(Ronald Padros):
Okay, so there’s no different range for mortgage?

John Devine:	No different range; no different news. Again, we don’t want new numbers out there, but obviously we’re pleased with the first quarter and I think the direction is in the right way.

(Ronald Padros):
Okay, thanks a lot.

Operator:	Our next question comes from (Scott Hill) with Sanford Bernstein. Please proceed with your question.

(Scott Hill):	Good morning John.

John Devine:	Hey (Scott).

(Scott Hill):	Could you go back on, I think, your supplemental slide three and go through the reconciliation of the cash flow? I’m not quite sure of a couple of the line items where you go from $4.7 billion down to your $3 billion walk.

John Devine:	In S-3, is that what you’re talking about?

(Scott Hill):	Yes.

John Devine:	Which don’t you understand?

(Scott Hill):	Well, I’m just trying — your expenditure for P&P and Special Tools and then what’s your Other, the $1.2 billion?

John Devine:	Let me ask (Pete Bible).

(Pete Bible):	Yeah, the expenditures for PP and Special Tools in the GAAP cash flow statement as shown as an investing activity. In our internals, we show it as operating activity. That’s that reconciliation.

Other is — there’re several things in here, as you imagined. If you go to our year-end cash flow statement and compare it to just a few lines of percent here, there’s an amalgamation of several items, really no one big to point out.

John Devine:	We tried to be as clear as we can with you on the page we included in the deck between operating and non-operating related and on the accounting side, to do it the GAAP side. Sometimes those get blended together, so we try to break those out for you. That’s why the reconciliation’s (INAUDIBLE).

(Scott Hill):	Okay. In your earnings, do they include the expensing of stock options as you had indicated last August, I believe?

John Devine:	Yes.

(Scott Hill):	Hello?

John Devine:	Yes.

(Scott Hill):	Oh and could you quantify that amount?

John Devine:	I think it was in line with what we gave you before. I can’t give you the number off the top of my head.

(Scott Hill):	Okay and any book gain or losses on your leasing portfolio in the first quarter, could you quantify that for us?

Man:	GMAC or auto?

John Devine:	On the GMAC or automotive?

(Scott Hill):	GMAC.

Man:	So, what are you asking for, Scott?

(Scott Hill):	Whether like, when the leasing portfolio come back and are you still booking gains or losses?

Man:	Oh.

John Devine:	Oh, residual.

Man:	During the first quarter, we book a residual loss per unit of $63 per unit. Now, that is down from last year.

We had over $400 a unit in the first quarter of last year, but I think the important thing is that it’s up from the fourth quarter of last year.

The fourth quarter of last year we had a loss of $140 a unit, so it’s trending in the right direction and so far, in April, we’re at over $100 a unit.

(Scott Hill):	Okay and then, John, you’re expressing caution going forward, obviously for a bunch of reasons. But if you had to like put it in terms of three buckets, industry volume, your own share performance, or pricing, you know, how would you actually quantify your caution in terms of these three categories?

John Devine:	The problem, (Scott), is its basically the external environment, but it shows up a couple different ways. It can show up in share. It can show up in production. It can show up in incentives, because you have to look at the business in total, so that’s why we didn’t say it’s one line item.

I think it’s really the overall environment, both the competitive environment and certainly the economic environment. And frankly, again, with the regulatory environment we have today, we’re being extra cautious in providing guidance unless we have very clear ideas of where we are.

(Scott Hill):	Okay, thank you very much.

John Devine:	We’re being extra cautious, I’d say, for market reasons as well as for regulatory reasons.

(Scott Hill):	Okay, thank you very much.

Operator:	Our next question comes from (Sol Rueben) of UBS Warburg. Please proceed with your question.

(Sol Rueben):	Good morning.

John Devine:	Hey (Sol).

(Sol Rueben):	You had said at the beginning of the year you wanted to generate that $10 billion of cash and that included, I believe, a certain amounts, maybe $2-3 billion or so, from the issuance of debt. Do you still sort of assume that you will issue debt at some point during the year?

John Devine:	We’re looking at that, Sol. Obviously the market’s receptive in a number of different ways, so we’re looking at it. We really haven’t made a decision yet.

(Sol Rueben):	Okay, but do you still think that that is necessary in order to make $10 billion?

John Devine:	Could be. I mean, what we gave you in January was basically the roadmap we had at that time, but we look at it on a regular basis.

Part of the biggest item on that list will be the timing that we close Hughes. That’s obviously a big number and that’ll have an impact, but the debt, we’ll look at it and so we haven’t reached a conclusion yet, but our objective is $10 billion. Let me make that very clear.

(Sol Rueben):	Okay fine. You talked about the provisions, that GMAC’s been down, somebody said following the volumes, but could you just talk a little bit about the trends in the credit loss ratios that you’re seeing or you saw in the first quarter?

John Devine:	Sure and you’re talking about incurred losses, (Sol)?

(Sol Rueben):	Yeah.

John Devine:	Yeah. Incurred losses continued to trend up somewhat. Just do a comparison to last year. Losses as a percent of service receivables in the US were about 95 basis points this quarter, versus a year ago at 82 basis points. But it’s continuing to show that trend difference between severity and frequency.

On the frequency side, our repossession rate was down and our 30-day delinquency rate is down. So, you know the trend continues to improve from an overall quality of the credit book standpoint.

But the severity, the average loss per vehicle went from about $6600 per unit, where we incurred a loss last year, to about

$7400 per unit this year. So, it’s the continue negative trend in severity.

(Sol Rueben):	Okay and just to clarify, you said that on the lease portfolios, your booking loss is $63 in the first quarter and you said in April it was over $100. You mean profit, do you, in that?

John Devine:	Yes. Yes.

(Sol Rueben):	Okay.

John Devine:	My point was, you have to kind of like put it into - since this is a cyclical, seasonal, I should say phenomenon, you have to kind of go back to the fourth quarter of last year where we were booking about $140 loss per unit.

Then the first quarter, we averaged $63 loss per unit and now we’re into positive territory in April and that’s kind of the trend that we would expect during the course of the year. Fourth quarter, first quarter weak; second quarter, third quarter strong.

(Sol Rueben):	Okay and also, in the financing business, you had said at the beginning of the year you had expenditure the automotive part of the business to be down for the course of the year. You started off quite well, but do you still expect it to be down for the full year?

John Devine:	You know, it’s hard to say from where we started out. I would say the first quarter was better than we had thought. You know I’d have to say, well, we’d wait and see. You know, there is no — let’s put it this way, Sol. There’re really no surprises.

The business is pretty much trending solidly in the direction we are. Probably down year-over-year is still our best bet, but I wouldn’t say it’s like a big down.

(Sol Rueben):	Okay and just a last question. In North America, you over built this last year, which clearly helped earnings. But the cost or the extra expense from the pension and price deterioration, I think, would have significantly overwhelmed the volume benefit and yet you were down just $100 million.

So, could you talk a little bit about actually what else went right? Obviously you got material in there, but it seems that there must have been something else.

John Devine:	Yeah, in the material structural cost, North America continues to do a great job at a number of different cost areas and so these two areas are the areas we focus on. We did get hit on this exchange item.

Again, I don’t know if that’s going to be sustainable, but the appreciation of the Canadian dollar hurt a bit. I don’t think that’s going to be a go-forward basis, but we certainly got it in the first quarter. We’ll see.

But I’d say, on the cost side, I think it went well. The mix went well, price negative, Pension/OPEB negative. On balance, I think it is still responsibility profitable in North America, a 1.8% margin.

You mentioned the inventory level, just to expand on that a moment. It’s obviously higher than we’d like to see, but frankly, this is the right time of the year to have it, going into the spring selling season. It does have a truck bias, which we think is absolutely the right thing to do.

We’re watching it carefully, but both our inventories as well as the industry inventories are high and we think, at this point in time it’s okay. We obviously want to be careful with it.

(Sol Rueben):	Okay, thank you.

Operator:	Our next question comes from (Dominic Martalotti) of Bear Stearns. Please proceed with your question.

(Dominic Martalotti):
Hi, good morning. I just want to follow up a little bit more on the whole outlook question and in relation to pricing.

You know, from my view, it’s apparent that you guys think pricing is going to deteriorate in the second half. So, you keep talking about negative pricing year-on-year. Do you see it getting sequentially worse?

John Devine:	Well, we haven’t put a forecast out there, Dominic. I think what I’d ask you to do is just look at recent history. We haven’t forecast pricing, because it gets to be, really, how long is a piece of string, frankly. It’s awfully difficult to do.

We didn’t want to put a forecast out that we couldn’t stand behind, but I think if you look at the last year/year and a half, I would emphasize that our negative pricing is as pure and as conservative as we can make it. So, when you compare it with other people, I’d urge some caution.

There’s no mix in there. It is only pricing both ups and downs and on an incentive basis, what we said was the fourth quarter is about the same level as we had in the first quarter. So, fourth to first, we saw relatively flat incentives. It is up versus the first quarter of last year.

(Dominic Martalotti):
Okay and secondly, can you just give us a little update on what’s going on at Fiat?

John Devine:	I didn’t mention it because not much. If we have something to tell you, obviously we will and so we continue to work with them on the ventures. The ventures are going well.

We’re continuing to focus on the purchasing and the power train to get those businesses right. But nothing to report on the overall relationship and what’s going on there.

(Dominic Martalotti):
All right, thanks.

Operator:	Our next question comes from (David Smith) with Salomon Smith Barney. Please proceed with your question.

(David Smith):	Good morning guys.

John Devine:	Hi (David).

(David Smith):	A couple quick questions on first-time incentives. Can you tell me what incentives are outside of North America and what you’re seeing, at this point, in areas like China and Europe?

And then secondly, can you just remind us or give us an update on funding plans for the pension on OPEB for the remainder of the year?

John Devine:	Yeah, just on the second one, there’s really not change from the pension input we gave you earlier this year and we’ll update that when we see you in June, probably. But there’s really no change. Obviously we want to fund the pension as quickly as we can and that’s our game plan.

In the case of incentives, the US is really the leader in incentives. Let me ask (Paul Ballew) to give you a little flavor in other markets.

(Paul Ballew):	Yeah, I think it’s fair to characterize pricing as challenging around the globe. We’re seeing it both in terms of incentives, as well as outright pricing. Certainly nowhere near what we’ve seen in the US, however, if you look at net price retention in Europe, it will be negative, but far more favorable.

In China, you’re seeing some downward movement in pricing, as you are seeing in other developing markets, but in the developed markets not as severe as what you’re seeing in the US. Then the developing market’s pretty close to our expectations and our plan for the year.

One thing to stress in all of those markets, as we’ve seen in the US, is the importance of improvement in mix. Just like as we’re seeing in the States, despite the fact that pricing is negative, we’re not seeing reduction in the average transaction price that consumers are paying.

What consumers are doing outside of the States, as well as in this market, are continuing to buy up as vehicles have become more affordable. So, to answer your question, negative in Europe, pretty close to plan and negative in most of the developing markets, pretty close to plan as well, so not as severe as the US.

(David Smith):	What do you seeing in terms of China versus (INAUDIBLE) for product, really, that’s selling. Is it more the way of the trucks or cars at this stage?

(Paul Ballew):	Well, in China, the biggest swing and the biggest growth has been in the private sector side. Last year we hit 50-50 between personal use vehicles and what one would call institutional sales.

We’ll be above that this year and there is significant growth in categories that you would call a small car, small and more utility type vehicles, as well as some of the intermediate categories. So, we are seeing growth in those areas.

We still have some niche categories at the higher end, from a price point standpoint as well, that one would see in developing markets, but specifically we’re seeing personal use growth and we’re seeing it in low cars in the intermediate categories.

(David Smith):	Great, thanks.

John Devine:	Okay, thanks.

Operator:	Our next question comes from (David Bradley) of J.P. Morgan. Please proceed with your question.

(David Bradley):
Good morning.

John Devine:	Hey (David).

(David Bradley):

Most of my big ones have been answered.

John Devine:	All right.

(David Bradley):
But I have a couple small ones. This Corporate Other, should we think about that as a run rate to what we’re seeing now?

John Devine:	That’s about 150 or so run rate.

(David Bradley):
Okay. If we add the 29 with, say, Ellison re-categorization, we’re still about 40 or 50 high there. Was there something else running through there?

John Devine:	Well, you still have legacy costs in there, Delphi legacy costs and some other things. Run rate’s, as best we can tell today, is about 150.

(David Bradley):
Okay. And then, does reclassifying Ellison have any implications in terms of your plans for that business?

John Devine:	No.

(David Bradley):
Okay and then lastly, Europe you have quite a size green. If I look at the historical pattern, the second half is usually worse than first in earnings and you’re running it at a loss. Which suggests something greater than the $200 million, but you have it green. Are there some things on the horizon to suggest that’s going to get a lot better in the near-term?

John Devine:	Well, we’re well aware of the calendarization pattern, so that’s imprinted on our brains, but no. We still expect the market — the market’s been softer this year than last year and there are still some issues there, obviously. But the UK market’s been strong, Germany a little weak.

Pleased with our market share, good strong improvement on costs, SAAB we’re making progress, I’d have to say. All in all, we still think that target’s appropriate.

(David Bradley):
Okay, thank you.

Operator:	Ladies and gentlemen, at this time we will take questions from the financial press. If I would like to register a question, please press the one followed by the four 1 on your telephone.

If your question has been answered and you’d like to withdraw your registration, please press the one followed by the three.

If you are using a speakerphone, please lift your handset before entering your request. And one moment, please, for the first question.

Our first question comes from (James Macintosh) of The Financial Times. Please proceed with your question.

(James Macintosh):
Hi John.

John Devine:	Hi (James), how are you?

(James Macintosh):
I had a couple of quick questions, just some numbers and then a couple of other questions. First to the numbers, just do you have a figure for net price in Europe and for the actual side of the pension deficit after the 0.7?

John Devine:	We don’t update the pension on a daily basis, contrary to what some people might expect, but we were at (-)19 at the end of last year. We’ll give you an update during the year.

Man:	By (INAUDIBLE).

John Devine:	Yeah. Pricing was about a (-) 1%

(James Macintosh):
Minus 1%, okay. That was during the quarter or quarter over quarter or quarter on year?

John Devine:	Yeah, it’s year-over-year.

(James Macintosh):
Year-over-year.

John Devine:	First quarter versus first quarter of last year.

(James Macintosh):
Okay, great.

John Devine:	And that’s been in line with, frankly, our experience of late.

(James Macintosh):
Yeah, okay and the other two questions. First of all, I’m bit surprised you counted the transfer of GMH stock to the pension, towards strengthening the balance sheet. I mean, presumably the GMH stock was already on the balance sheet.

John Devine:	Well, not in this case. In fact, we had ownership in GMH, but in this case we effectively monetized that ownership by putting it in the pension plan.

So, we reduced our ownership from — round numbers - 30% to a little less than 20% and we made that investment into, but we monetized it, basically, by putting it into the pension plan. It would be the same effect as if we sold it.

Man:	And this is the GM common stock. It’s all investment (INAUDIBLE).

(James Macintosh):
Uh-huh. But is that not just the same as transferring cash off your balance sheet into the pension fund?

John Devine:	In this case, no.

Man:	It was not issued stock.

(James Macintosh):
Ah, okay, okay and the other thing was in terms of the outlook, the US economy. Are you actually saying it’s going to be worse than you had forecast or just that you don’t know whether it’s going to do what you had forecast?

John Devine:	We’re really saying we don’t know.

(James Macintosh):
Right.

John Devine:	There’s a lot of uncertainty in the market. Again, we’ve given you estimates of the industry, which we believe, but certainly we believe there’s a level of uncertainty in there and that’s in part driven us to be careful with the guidance we’ve given.

(James Macintosh):
Okay. Thank you.

John Devine:	I’d like to mention one other thing, by the way. We’re asked about the option expense, the impact in the quarter. It’s a negative (-) $0.03, just to clarify that for everyone.

Operator:	Our next question comes from (Jeffrey McKracken) of the Detroit Free Press. Please proceed with your question.

(Jeffrey McKracken):
Would it ever make sense — you guys have been the industry leader on incentives. Would it ever make sense to back off incentives and let there be a few months to come in closer to a star of 14?

John Devine:	Well, there’s a lot of input on that, (Jeff). Unfortunately, I think, if we stopped incentives, there might be a lot of people out of work. So, it’s a great theory. In practice, it’s not very practical.

(Jeffrey McKracken):
Right.

John Devine:	And I think, frankly, incentives have been a fact of life not only in the auto industry in this country, but a number of other areas as well. Whether you shop at Target or Neiman Marcus or buy electronics or buy cars.

(Jeffrey McKracken):
Okay.

John Devine:	They do it differently and would we like incentives to be lower? Sure, but at the same time, I think sustaining some volume is reasonable. We think it’s important. And frankly, an economy that’s not as strong as we’d like to see it, but the idea that you could stop this overnight and have a soft landing, I think it would be tough. I think we’d have a lot of people in the street.

(Jeffrey McKracken):
One other quick question. Are you still projecting a rate this year — I’m sorry, of sales this year of roughly $16.5 million in the US? Are you lowering that at all, given...?

John Devine:	Well, we lowered it a bit. We said low 16’s to mid-16’s. I mean, we’re not smart enough to judge it any closer than that and that’s a little less than we have initially, which is about $16.5 million.

(Jeffrey McKracken):
Thanks a lot.

John Devine:	Okay.

Operator:	Our next question comes from (Mike Ellis) of Reuters. Please proceed with your question.

(Mike Ellis):	Hey John.

John Devine:	Hi (Mike), how are you?

(Mike Ellis):	Good, just a couple things. You mentioned the regulatory environment as a reason to be a bit more cautious with your estimates going forward. Can elaborate a bit on that? Are you referring just to, you know, Reg FD a couple years ago and (INAUDIBLE), that kind of thing? Or is there...?

John Devine:	Oh, it’s Reg FD and certainly with the scrutiny that we all have, anything we do or say is, you know, we have a lot of people looking at us, so we have to be very careful on guidance.

(Mike Ellis):	All right, you’re not referring to something more recent, then?

John Devine:	Well, it’s Reg FD, but it’s also the combination of the market uncertainty and the kind of expectations in the market today, as well as the regulatory scrutiny.

Any guidance we put out has to be very, very carefully done and in this case, we thought it was better to be a little cautious and to be careful and that resulted in the guidance we’ve given you.

(Mike Ellis):	One last question? You have a green light for the net material cost reduction targets. Do you expect you would be able to exceed those targets?

John Devine:	Well, we hope so, but again, now, that’s — we’re showing with green. I think it’s too early to give you a number on that yet, but we’re working hard to beat our targets in every area we can.

(Mike Ellis):	Great. Thank you.

Operator:	Our next question comes from (David Welch) of Business Week. Please proceed with your question.

(David Welch):	Hey John.

John Devine:	Hey (David).

(David Welch):	Yeah, you guys continue to see prices fall with incentives, obviously, but you know until recently, you’ve always managed to maintain share with the incentive spending. Now it’s, you know, going down considerable. I mean, are you guys looking at the product launches in the second half of the year to help, even with incentives, to bring your share back up? You know, what is your outlook on that?

John Devine:	Well, I think I’d be careful on the share. Again, I think we had a bang up fourth quarter. The first quarter was not up to our expectations.

I think its appropriate, as you look at our performance, to look at it over a little longer wheel base than just the first quarter. Let’s not making an excuse. I think that’s just reality. I think that’s probably closer to where we are and when you do that, it’s about a 28% share.

That said, this market’s tough. We have to be competitive. We will be. We’re going to continue to be aggressive. We believe that — you’ve heard this a number of times — our product lineup is extremely important to us.

Now, everybody says that, so there’s a lot of execution requirement here. But our cars, in particular, coming out this year and next year and the year after, we think are very important for us, for really changing the perception of GM with car buyers.

We think our trucks are strong. They’re going to get stronger. We know we have to improve our car lineup and we’re in the process of doing that. So, certainly the launches this year are important. I wouldn’t say differently.

(David Welch):	The plan seems to have been that if you guys could maintain share with incentives, you know, in a tough market, in a tough economy, that eventually you’d have, you know, the new product out to start building share. With lower incentives or, you know, at least competitive in the current market, I mean, given the falloff recently, do you guys think that you’re still able to do that?

John Devine:	Yeah, I think obviously you look at this week by week and month by month, so it’s typically not a straight line, but obviously the game plan for us has not changed.

(David Welch):	Okay. Oh and truck share headed down. Maybe this is a question for (Paul), but what was the cause of that in the first quarter?

(Paul Ballew):	Well, (David) I think the issue again is you look at the fourth quarter. We ran at a 32 share in trucks and it’s not surprising we saw some payback in the first quarter. We’re having a very good April and the month of trucks. We expect to maintain truck leadership and we expect to maintain the momentum we have there.

I would raise the point, by the way, that our ability to maintain share had gone beyond incentive, that it’s not just incentives that have allowed us to maintain share. This is a very aggressive pricing environment by all manufacturers and it does come down to products and brands.

And on the truck side, we still have the best lineup out there, the most comprehensive lineup and it actually gets better as the year goes along, with new entries and a greater availability for us.

(David Welch):	Okay.

(Paul Ballew):	So, I wouldn’t over read too much in the first quarter, just like I wouldn’t over read too much in the fourth quarter.

(David Welch):	Got you. All right, thanks guys.

Operator:	Our last question comes from (Greg White) of The Wall Street Journal. Please proceed with your question.

(Greg White):	Hi guys.

John Devine:	Hi (Greg).

(Greg White):	I wanted to ask about met pricing. After two quarters of (-) 3%, as you guys look forward, does that sound like a range that’s likely to continue? And related to that, Paul, I was a little surprised to hear you say that the response in April to what you guys said was the most sweeping offer ever would only, you know, might get the market to the high 16’s. Given the — we would’ve expected, I think, that to be a stronger response.

John Devine:	We’ll be cautious, I think, (Greg), on the guidance we give for pricing, because it really is a function of competitive environments and where the market is and the economic outlook and a number of other things.

So, we’ll be cautious, but obviously we’ve been running at (-) 3%, fourth quarter and again in the first quarter. Higher than we’d like, admittedly and what we have to do is to make sure that we can earn money even at that level. So, if we have to dig a little deeper into the cost side, that’s what we’re going to do.

(Paul Ballew):	(Greg), in terms of the month, we still have a ways to go here. Obviously the bulk of the month is still in front of us from a sales standpoint.

Having said that, as I mentioned on our sales call, we didn’t anticipate we would see an 18 million unit run rate in April. I know some other manufacturers speculated on that basis. So, what we’ve seen so far has been pretty consistent with what we thought we would say.

(Greg White):	Right. Why didn’t you expect, you know — if it was such a strong offer, why didn’t you expect a stronger response?

(Paul Ballew):	Well, I think it’s important to keep in mind that we’re looking at a bit softer conditions in terms of economic backdrop.

And then secondly, we haven’t seen the industry uniformly move to a 0-60 offer and the Delta change for the industry is just not that great in April.

It’s still very compelling for us and it’s a good offer competitive-wise, easily communicated, but for the reasons I mentioned on the sales call. That’s again, what we expected for the month and so far, we’re pretty close to what we anticipated, both in terms of mix as well as where the industry’s likely to net out.

(Greg White):	Thank you.

Operator:	That does conclude the Q&A session for today. Gentlemen, I’ll turn the conference back to you.

John Devine:	Okay. Thank you all very much. We’ll be talking to you soon.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for participating and ask you now to please disconnect your lines.

END